[redacted]

SECU 06005722 SION

SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2006
WASH. D.C. 192 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donetta M. Kowalski 314-997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Ferry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2007

Signature

Chairman & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Supplementary Report on the Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2006
AND
INDEPENDENT AUDITORS' REPORT

J.A. Glynn & Co.
April 30, 2006

In connection with the filing of the Company's Form X-17a-5 as of April 30, 2006, the Statement of Financial Condition at that date is available for examination at the Company's office, 9841 Clayton Road, St. Louis, Missouri, and the offices of the Securities and Exchange Commission, Chicago, Illinois, and Washington, D.C.

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 2, 2006

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

J.A. Glynn & Co.
STATEMENT OF FINANCIAL CONDITION
April 30, 2006

ASSETS

Cash and cash equivalents	$ 1,421,318
Deposits with clearing organizations	310,949
Receivables:	
From broker-dealers and clearing organizations	46,371
From customers and others	829,808
Securities owned, at market value:	
Corporate bonds	322,824
Stocks	990,962
Options	92,054
Property and equipment, at cost less accumulated depreciation of $533,985	253,320
Membership in exchange, at market value	20,000
Deferred tax asset	117,000
Notes receivable	586,011
Other assets	575,587
Total Assets	$ 5,566,204

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 84,894
Payable to customers	205,306
Securities sold, not yet purchased, at market value	44,500
Accounts payable and accrued expenses	698,869
Income taxes payable	7,018
Total Liabilities	1,040,587
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,913,712
Total Stockholders' Equity	4,525,617
Total Liabilities and Stockholders' Equity	$ 5,566,204

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. As such, the firm offers a variety of investment services such as financial advisory, security transactions, trading, portfolio evaluation, and custodian services. The Company is a member of the Chicago Stock Exchange, National Association of Securities Dealers, and Securities Investor Protection Corporation.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Cash and cash equivalents are maintained at high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities that are stated at market value. Gains and losses, both realized and unrealized, are included in trading gains and losses.

In accordance with industry practice, the Company records securities transactions and related revenues and expenses on a settlement date basis which does not differ materially from trade date accounting. Securities are stated at market value determined by the last sale or bid price at reporting date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method applied over the useful lives of the assets, which range from 5 to 15 years.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. RESTRICTED ASSETS

Cash totaling $400,000 is segregated at April 30, 2006 as a reserve for customer accounts (Reserve Account) under Rule 15c3-3 of the Securities Exchange Act of 1934. Based on the defined computation, a $146,923 reserve was required at April 30, 2006.

C. NOTES RECEIVABLE

Notes receivable includes $171,239 due from an individual that was taken in exchange for a 50 percent ownership in a limited liability company. This note bears interest at a rate of 7.25 percent through December 31, 2006 and is secured by the above ownership interest. On December 31 of each year, the interest rate is adjusted to the prime rate. Payments of principal and interest are due monthly, with the remaining balance due April 25, 2013 (Note G).

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the Chicago Stock Exchange. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital", as those terms are defined by the rules. At April 30, 2006, the Company's net capital was $2,428,463 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1 at April 30, 2006.

E. NOTES PAYABLE

The Company has a secured line of credit agreement, due on demand, which provides for borrowings up to $4 million at the bank's prime rate. The line of credit is collateralized by securities.

The Company has an additional secured line of credit agreement expiring September 27, 2006, which provides for borrowings up to $4 million at .25 percent below the bank's prime rate, which was 7.75 percent at April 30, 2006. This line of credit is collateralized by securities and the personal guarantee of a stockholder.

In February, 2006, the Company entered into a Brokerage Credit Agreement, due on demand, which provides for borrowings up to $5 million or a lesser amount, as defined in the Brokerage Credit Agreement. This line of credit bears interest at the bank's Daily Cost of Funds rate (4.94 percent at April 30, 2006) plus 2 percent. This line of credit is collateralized by securities and the personal guarantee of a stockholder

At April 30, 2006, no amounts were outstanding under any of the Company's respective lines of credit.

F. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's accrued contribution to the plan at April 30, 2006 totaled $75,000.

G. RELATED PARTY TRANSACTIONS

The Company leases its office space from an officer of the Company. Payments are $14,667 per month through January 31, 2008. The lease includes a renewal option for three additional three-year periods with scheduled payment increases. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company (Note I).

Notes receivable also includes $414,772 due from a stockholder related to the purchase of 100 shares of the Company's common stock by a stockholder. The note is due in annual installments of $72,322 through April 30, 2009 with the remaining balance of $250,000 due April 30, 2010. This note bears annual interest at 5 percent.

H. INCOME TAXES

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.

Deferred income taxes result from timing differences between the recognition of depreciation for income tax reporting purposes and financial reporting purposes, from the recognition of certain fees for tax purposes that have not been included for financial reporting purposes, and from certain expenses that are included for financial reporting purposes but not included for income tax purposes.

I. OPERATING LEASES

The Company leases an automobile under a non-cancelable operating lease. Payments are $1,217 per month through January 2009.

Minimum future lease payments, including the related party office lease, under non-cancelable operating leases as of April 30, 2006 are as follows:

Year ending April 30,		
2007	$	190,608
2008		146,607
2009		10,953
	$	348,168